Mail Stop 4561

August 3, 2005



Sidney M. Bresler
Chairman, President and Chief Executive Officer
Midlantic Office Trust, Inc.
11140 Rockville Pike, Suite 620
Rockville, Maryland  20852

      Re:	Midlantic Office Trust, Inc.
      Amendment Nos. 2 and 3 to Registration Statement on Form S-
11
      Filed July 26, 2005 and July 27, 2005
      File No. 333-124933

Dear Mr. Bresler:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      All page numbers refer to the marked courtesy copy of Amendment
No. 2 that that you provided to us.



Prospectus Summary

1. We note your response to prior comment 2. Please eliminate or substantially reduce the detailed description of your primary markets. This information is repeated elsewhere in the document and is not appropriate for the summary. Similarly, please eliminate or substantially reduce the description of your history and your management team beginning on page 3. Some of this information is already stated in the "Overview" section on page 1 and all of this information is repeated verbatim in the body of the document.

Certain Relationships and Related Party Transactions, page 105

Purchase and Sale Agreements and Assignment Agreement, page 107

2. Consent of Existing Lenders. Please revise to indicate that you must deposit $6.4 million with your lenders to satisfy reserve requirements under certain loans you will assume.

3. We note your statement on page 108 that you derived the purchase price of the five properties by "applying the negotiated capitalization rate" to management`s estimate of 2005 net operating income. Please revise to provide an example of how you calculated the purchase price using the capitalization rate.

Part II

Item 36.  Financial Statements and Exhibits

Exhibit 5.1 - Legal Opinion

4. Please confirm to us in writing that counsel concurs with our understanding that the reference and limitation to the "substantive laws of the State of Maryland" includes the statutory provisions as well as all applicable provisions of the Maryland Constitution and reported judicial decisions interpreting these laws. Please file counsel`s written confirmation as correspondence on the EDGAR system.

Exhibit 8.1 - Tax Opinion

5. We note counsel`s assumption on page 2 of the tax opinion that during your taxable year ending December 31, 2005 and future years, the representations contained in the certificates will be true for such years. Please provide a revised opinion that limits this assumption to factual representations.


* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Robert Telewicz, Accountant, at (202) 551-
3438
or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at
(202) 551-3471 or me at (202) 551-3780 with any other questions.

Sincerely,



Karen J. Garnett
Assistant Director


cc:	Daniel LeBey, Esq. (via facsimile)
      Hunton & Williams LLP
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Sidney M. Bresler
Midlantic Office Trust, Inc.
August 3, 2005
Page 3